                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             HIGHBURY FINANCIAL INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    42982Y109
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109                     13G                    Page 2 of 7 Pages


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

     WOODBOURNE PARTNERS, L.P.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     MISSOURI
--------------------------------------------------------------------------------
               5    Sole Voting Power

                    -0-
               -----------------------------------------------------------------
  Number of    6    Shared Voting Power
   Shares
Beneficially        -0-
  Owned by     -----------------------------------------------------------------
    Each       7    Sole Dispositive Power
  Reporting
 Person With        -0-
               -----------------------------------------------------------------
               8    Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     950,000
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     9.9%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 42982Y109                     13G                    Page 3 of 7 Pages


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

     CLAYTON MANAGEMENT COMPANY
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     MISSOURI
--------------------------------------------------------------------------------
               5    Sole Voting Power

                    950,000
               -----------------------------------------------------------------
  Number of    6    Shared Voting Power
   Shares
Beneficially        -0-
  Owned by     -----------------------------------------------------------------
    Each       7    Sole Dispositive Power
  Reporting
 Person With        950,000
               -----------------------------------------------------------------
               8    Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     950,000
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     9.9%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 42982Y109                     13G                    Page 4 of 7 Pages


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

     JOHN D. WEIL
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     MISSOURI
--------------------------------------------------------------------------------
               5    Sole Voting Power

                    950,000
               -----------------------------------------------------------------
  Number of    6    Shared Voting Power
   Shares
Beneficially        -0-
  Owned by     -----------------------------------------------------------------
    Each       7    Sole Dispositive Power
  Reporting
 Person With        950,000
               -----------------------------------------------------------------
               8    Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     950,000
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     9.9%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 42982Y109                     13G                    Page 5 of 7 Pages


                     AMENDMENT TO STATEMENT ON SCHEDULE 13G

This Amendment No. 1 is filed to reflect ownership of the Issuer's Common Stock as of December 31, 2006.

ITEM 4. Ownership.

                                              WOODBOURNE   CLAYTON    WEIL*
                                              ----------   -------   -------
(a)   Amount beneficially owned:                950,000    950,000   950,000

(b)   Percent of Class:                          9.9%       9.9%      9.9%

(c)   Number of Shares as to which the
      person has:

      (i)    Sole power to vote or direct
             the vote:                            -0-      950,000   950,000

      (ii)   Shared power to vote or direct
             the vote:                            -0-        -0-       -0-

      (iii)  Sole power to dispose or to
             direct the disposition of:           -0-      950,000   950,000

      (iv)   Shared power to dispose or to
             direct the disposition of:           -0-         -0-       -0-

* Does not include ownership of 6,500 shares held indirectly in an IRA custodial account for the reporting person's spouse.

Percentage ownership reported based on 9,635,000 shares reported by the Issuer as outstanding on September 30, 2006 and does not include up to 15,486,666 shares issuable upon exercise of outstanding warrants. Assuming the issuance of all such additional shares, the percentage held by the persons filing would be reduced to 3.8%. The persons filing do not hold any warrants to purchase Common Stock.

CUSIP No. 42982Y109                     13G                    Page 6 of 7 Pages


ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: January 23, 2007                 WOODBOURNE PARTNERS, L.P.,

                                        by its General Partner, CLAYTON
                                        MANAGEMENT COMPANY


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil,
                                        President


Dated: January 23, 2007                 CLAYTON MANAGEMENT COMPANY


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil,
                                        President


Dated: January 23, 2007                 /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil

CUSIP No. 42982Y109                     13G                    Page 7 of 7 Pages


                            EXHIBIT A TO SCHEDULE 13G

                     AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

     The undersigned persons, on January 23, 2007, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Highbury Financial Inc.

                                        WOODBOURNE PARTNERS, L.P.,

                                        by its General Partner, CLAYTON
                                        MANAGEMENT COMPANY


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil,
                                        President


                                        CLAYTON MANAGEMENT COMPANY


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil,
                                        President


                                        /s/ John D. Weil
                                        ----------------------------------------
                                        John D. Weil